Morgan Stanley Dean Witter Charter Series
Monthly Report
May 2001

Dear Limited Partner:

The Net Asset Value per Unit for each of the four Morgan Stanley Dean Witter Charter Funds as of May 31, 2001 was as follows:

Funds	N.A.V.	 % change for month
Charter DWFCM	$17.61	   5.95%
Charter Graham	$12.42	   0.75%
Charter Millburn	$10.63	   1.58%
Charter Welton	$  6.92	  -3.40%

Charter DWFCM

The Fund increased in value during May due primarily to gains recorded in the currency and energy markets. In the currency markets, short positions in the euro profited as its value weakened relative to the U.S. dollar, British pound and Japanese yen, amid pessimism about European growth prospects.
  Additional gains were recorded from short positions in the Swiss franc and Swedish krona as the value of these currencies weakened in line with the euro.  In the
energy markets, short natural gas futures positions recorded gains as prices fell when the American Gas Association reported growing inventories and lack of demand throughout most of
the United States.  A portion of these gains was
 offset by losses experienced in the metals markets. Losses were incurred from short copper futures positions as prices moved higher on hopes that domestic stock markets, and the U.S
 . economy overall, may have bottomed out leading to an increase in demand. Additional losses were recorded from newly established long gold futures positions as gold prices sharply reversed lower, after spiking higher earlier in the month after reports that Russian President
Vladimir Putin was willing to sell part of Russia's gold reserves to help flood victims in eastern Siberia.

Charter Graham

Charter Graham increased in value during May primarily due to gains recorded in the agricultural markets from short corn and wheat futures positions as prices dropped on forecasts for wet, cool weather conditions in the U.S. Midwest and on reports of declining demand. In the energy markets, gains were recorded from short positions in natural gas futures as prices declined on continued concerns regarding rising U.S.
 natural gas inventories and mild weather across the United States. A portion of these gains was offset by losses recorded in the metals markets later in the month from long positions in gold and copper futures as prices dropped following the return of more bearish sentiment regarding the outlook for the U.S. economy. Smaller losses were experienced in the soft commodities markets from trading sugar futures as prices moved without consistent direction throughout the month.

On June 14, 2001, the General Partner, after
 consultation with Graham Capital Management
("Graham Capital"), the Trading Advisor to
Charter Graham (the "Fund"), stopped using
Graham's Non Trend Based Program
("NTB") to trade Fund assets on the basis that NTB was not performing up to expectations. The
General Partner instructed Graham Capital to liquidate all positions in NTB and to reallocate all assets from those positions to Graham Capital's K-4
Program, one of the other two Graham Capital
 programs used in the Fund. (The other is the Global Diversified Program.) With this reallocation, approximately 60% of the Fund's assets will be traded pursuant to the Global Diversified
 Program and 40% pursuant to K-4. Starting with the June closing, as well, the allocations of subscriptions, redemptions and exchanges will be similarly changed, with 60% allocated to the Global Diversified Program and 40% to the K-4
Program.

Charter Millburn

Charter Millburn increased in value during May primarily due to gains recorded in the currency markets during the second half of the month from short positions in the euro and Swiss franc as the value of these European currencies weakened relative to the U.S. dollar following reports of weak European economic data. In the global interest rate futures markets, profits were recorded from long positions in short-term U.S. interest rate futures as prices increased after a host of economic data kept alive hopes for a deeper
 U.S. Federal Reserve interest-rate cut. Smaller gains were recorded from long positions in Japanese government bond futures as prices rose due to strength caused by the Japanese government's pledge for fiscal reform. In energies, gains recorded from short natural gas futures positions were offset by losses experienced in crude oil futures and its related products. A portion of overall gains was offset by losses recorded in the global stock index futures markets as prices generally moved in an erratic, directionless pattern on conflicting economic information and investor sentiment. Smaller losses were experienced from trading sugar futures as prices moved without consistent direction throughout the month.

Charter Welton

Charter Welton decreased in value during May primarily
 due to losses recorded in the metals
markets late in the month from long positions in
 gold futures as gold prices sharply reversed lower, after spiking higher earlier in the month, following the return of more bearish sentiment regarding the outlook for the U.S. economy. In the currency markets, losses were recorded from short positions in the Japanese yen as the value of the yen reversed its previous downward trend and strengthened versus the U.S. dollar as Japanese investors sold euros for yen, which subsequently weighed heavily on the U.S. dollar.
The yen was boosted further on news that the minutes from the Bank of Japan's April 13th meeting stated that members voted against increasing outright purchases of JGB's in order to limit the rise in long-term interest rates.  Losses were
experienced in the global stock index futures markets
 as prices generally moved in an erratic, directionless pattern on conflicting economic information and investor sentiment.  A portion of
these losses was offset by gains recorded in the global
 interest rate futures markets from long
positions in Japanese government bond futures as
 prices rose due to strength caused by the Japanese government's pledge for fiscal reform.
  Additional profits were recorded later in the month from long positions in short-term U.S. interest rate futures as prices increased after a host of economic data kept alive hopes for a deeper
U.S. Federal Reserve interest-rate cut. Smaller gains were recorded from short positions in
 German interest rate futures as bond prices declined following a sharp downturn in the euro and early indications of spiking inflation rates in Germany.

Should you have any questions concerning this report,
 please feel free to contact Demeter
Management Corporation at Two World Trade Center,
62nd Floor, New York, NY 10048, or
your Morgan Stanley Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Robert E. Murray
Chairman
Demeter Management Corporation
General Partner

MORGAN STANLEY DEAN WITTER CHARTER SERIES

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year for each Fund in the Morgan Stanley Dean Witter Charter Series.  Also provided is the inception-to-date return and the annualized return since inception for each fund.  PAST PERFORMANCE IS NOT
NECESSARILY INDICATIVE OF FUTURE RESULTS.
Charter DWFCM

Year				Return
1994 (10 months)			- 7.3%
1995				 21.9%
1996				   4.0%
1997				 26.2%
1998				   5.1%
1999				  -9.2%
2000			 	 23.8%
2001 (5 months)			   0.6%

Inception-to-Date Return:   	  76.1%
Annualized Return:		    8.1%

Charter Graham

Year				Return

1999 (10 months)			  2.9%
2000 			 	 22.0%
2001 (5 months)			 -1.0%

Inception-to-Date Return:   	 24.2%
Annualized Return:		 10.1%

Charter Millburn

Year				Return

1999 (10 months)			 -7.2%
2000 			               12.1%
2001 (5 months)			   2.2%

Inception-to-Date Return:	                 6.3%
Annualized Return:	                 2.8%

Charter Welton

Year				Return

1999 (10 months)		 	 -10.7%
2000 				   -8.2%
2001 (5 months)			  -15.6%

Inception-to-Date Return: 		  -30.8%
Annualized Return:		  -15.1%

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended May 31, 2001
(Unaudited)
   	                       Morgan Stanley Dean Witter Charter DWFCM      Morgan Stanley Dean Witter Charter Graham
			Percentage of					Percentage of
			May 1, 2001						May 1, 2001
		Beginning						Beginning
		   Amount	Net Asset Value			Amount		Net Asset Value
		       $	      %			  	 $	    		 %
REVENUES
Trading profit (loss):
  Realized	  2,690,055	     7.42			       49,821	    0.16
  Net change in unrealized	   (395,409)	    (1.09)			      302,695	    0.99

  Total Trading Results	  2,294,646	     6.33	 	  	      352,516	    1.15
Interest Income (Note 2) 	    131,637 	     0.36  			      109,613 	    0.35

  Total Revenues	  2,426,283	     6.69			      462,129	    1.50

EXPENSES
Brokerage fees (Note 2)	    211,397	     0.58			      179,259	    0.58
Management fees (Notes 2 & 3)	     60,399	     0.16			       51,217 	    0.17

  Total Expenses	    271,796	     0.74			      230,476	    0.75

NET INCOME   	  2,154,487       5.95			      231,653 	    0.75

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended May 31,2001
(Unaudited)
                    Morgan Stanley Dean Witter Charter DWFCM              Morgan Stanley Dean Witter Charter Graham
	                    Units          Amount    Per Unit				Units        Amount      Per Unit
	                                        $          $						   $            $
Net Asset Value,
  May 1, 2001          2,180,281.400   36,239,505    16.62			2,493,510.843    30,730,185	12.32
Net Income                     -        2,154,487     0.99			        -   	       231,653	 0.10
Redemptions              (12,806.826)    (225,528)   17.61			  (45,402.949)     (563,905)	12.42
Subscriptions             69,624.096    1,226,080    17.61		 	  186,219.034     2,312,840 	12.42

Net Asset Value,
  May 31, 2001         2,237,098.670   39,394,544    17.61			2,634,326.928    32,710,773 	12.42

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended May 31, 2001
(Unaudited)

   	                       Morgan Stanley Dean Witter Charter Millburn      Morgan Stanley Dean Witter Charter Welton
			Percentage of			   Percentage of
			May 1, 2001				   May 1, 2001
		Beginning				   Beginning
		   Amount	Net Asset Value			Amount	   Net Asset Value
		       $	      %			  	 $	          %

REVENUES
Trading profit (loss):
  Realized	    657,195	     2.08			     (137,133)   	  (0.69)
  Net change in unrealized	    (30,424)	    (0.10)			     (459,216)	  (2.32)

  Total Trading Results	    626,771	     1.98	 	  	     (596,349)	  (3.01)
Interest Income (Note 2) 	    109,263 	     0.35  			       72,134 	   0.36

  Total Revenues	    736,034	     2.33			     (524,215)	  (2.65)

EXPENSES
Brokerage fees (Note 2)                   184,592       0.58                       115,426     	   0.58
Management fees (Notes 2 & 3)              52,740       0.17                        32,979     	   0.17

  Total Expenses	    237,332	     0.75			      148,405	   0.75

NET INCOME (LOSS)  	    498,702	     1.58			     (672,620)   	  (3.40)

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended May 31, 2001
(Unaudited)
                    Morgan Stanley Dean Witter Charter Millburn              Morgan Stanley Dean Witter Charter Welton
	                    Units          Amount    Per Unit				Units        Amount      Per Unit
	                                        $          $						   $            $
Net Asset Value,
  May 1, 2001          3,024,820.605  31,644,326    10.46			2,760,254.396   19,787,168	 7.17
Net Income (Loss)               -        498,702     0.17			        -         (672,620)	(0.25)
Redemptions              (72,924.903)   (775,192)   10.63			  (40,860.249)    (282,753)	 6.92
Subscriptions            109,913.792   1,168,384    10.63			   40,274.495      278,700 	 6.92

Net Asset Value,
  May 31, 2001         3,061,809.494  32,536,220    10.63			2,759,668.642   19,110,495 	 6.92

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Charter DWFCM L.P. ("Charter DWFCM"), Morgan Stanley Dean Witter Charter Graham L.P. ("Charter Graham"), Morgan Stanley Dean Witter Charter Millburn L.P. ("Charter Millburn"), and Morgan Stanley Dean Witter Charter Welton L.P. ("Charter Welton"), (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures, forward, and options contracts on physical commodities and other commodity interests, including foreign currencies, financial instruments, metals, energy and agricultural products (collectively, "futures interests").

The general partner of each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Morgan Stanley DW Inc. ("Morgan Stanley DW"). The clearing commodity brokers for the Partnerships are Morgan Stanley & Co. Inc. ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL"). The trading advisor for Charter DWFCM is Dean Witter Futures & Currency Management Inc. ("DWFCM"). Demeter, Morgan Stanley DW, DWFCM, MS & Co. and MSIL are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co..

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and Limited Partners based on their proportional ownership interests.

Use of Estimates - The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized profit (loss) on open contracts from one period to the next in the statements of operations. Monthly, Morgan Stanley DW credits each Partnership with interest income on 100% of its average daily funds held at Morgan Stanley DW. In addition, Morgan Stanley DW will credit each Partnership with 100% of the interest income Morgan Stanley DW receives from MS & Co. and MSIL with respect to such Partnership's assets deposited as margin. The interest rates used are equal to that earned by Morgan Stanley DW on its U.S. Treasury bill investments. For purposes of such interest payments Net Assets do not include monies due the Partnerships on forward contracts and other futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

Brokerage and Related Transaction Fees and Costs - Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 7% of the Partnership's Net Assets as of the first day of each month (a 7% annual rate). Such fees currently cover all brokerage commissions, transaction fees and costs and ordinary administrative and offering expenses.

Operating Expenses - Each Partnership incurs monthly management fees and may incur incentive fees. Demeter bears all other operating expenses.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Continued)

for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month.

Redemptions - Limited partners may redeem some or all of their Units as of the last day of the sixth month following the closing at which each first becomes a Limited Partner. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a Limited Partner is redeeming his entire interest in the Partnership. Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the
Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge.

Exchanges - On the last day of the first month which occurs more than 180 days after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

Dissolution of the Partnership - Charter DWFCM will terminate on December 31, 2025 and Charter Graham, Charter Millburn and Charter Welton will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

2.  Related Party Transactions

Each Partnership pays brokerage fees to Morgan Stanley DW as described  in
Note 1. Each Partnership's cash is on deposit with Morgan Stanley DW, MS & Co., and MSIL in futures interests trading accounts to meet margin requirements as needed. Morgan Stanley DW pays interest on these funds as described in Note 1.

Charter DWFCM pays management and incentive fees (if any) to DWFCM.

3.  Trading Advisors

Demeter, on behalf of Charter DWFCM, Charter Graham, Charter Millburn and Charter Welton retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors are as follows:

Morgan Stanley Dean Witter Charter DWFCM L.P.
  Dean Witter Futures & Currency Management Inc.

Morgan Stanley Dean Witter Charter Graham L.P.
  Graham Capital Management L.P.

Morgan Stanley Dean Witter Charter Millburn L.P.
  Millburn Ridgefield Corporation

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Concluded)

Morgan Stanley Dean Witter Charter Welton L.P.
  Welton Investment Corporation

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

Management Fee - Each Partnership pays a flat-rate monthly fee of 1/12 of 2% of the Net Assets under management by each trading advisor as of the first day of each month (a 2% annual rate).

Incentive Fee - Each Partnership's incentive fee is equal to 20% of the trading profits, which is paid on a quarterly basis for Charter DWFCM, and paid on a monthly basis for Charter Graham, Charter Millburn and Charter Welton.

Trading profits represent the amount by which profits from futures, forwards and options trading exceed losses after brokerage and management fees are deducted. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, or calendar quarter with respect to Charter DWFCM, the trading advisor must earn back such losses before that trading advisor is eligible for an incentive fee in the future.